APARTMENT INVESTMENT AND MANAGEMENT COMPANY
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
April 15, 2009
Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549

Attn:	Cicely LaMothe
Wilson K. Lee

Re:	Apartment Investment and Management Company
File No. 001-13232
Form 10-K for the year ended December 31, 2008

Ladies & Gentlemen:
     This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to Thomas M. Herzog on behalf of Apartment Investment and Management Company (the “Company”), in a letter dated April 2, 2009. The Company’s response to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comment in the Staff’s letter.
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Financial Statements and Notes
Consolidated Statements of Income, page F-4
1.	Comment: Reference is made to the presentation of your provision for impairment losses below operating income. Please advise us of your consideration of paragraph 25 of SFAS 144. In addition, please clarify your basis for including losses on notes receivable below operating income.
Response: The Company’s consolidated statements of income include provisions for three types of impairment losses: losses on notes receivable; impairment losses on operating real estate; and impairment losses on real estate development assets.

United States Securities and Exchange Commission
April 15, 2009

The Company includes losses on notes receivable below operating income to be consistent with the presentation of interest income earned on notes receivable, which is included in non-operating income in accordance with Rule 5-03 item 7 of Regulation S-X.
In assessing the classification of losses on real estate, the Company considered paragraph 25 of SFAS 144 as well as the related basis for conclusions in paragraph B54, noting the FASB viewed impairments as analogous to acceleration of depreciation or amortization related to long-lived assets that would otherwise have been reflected in operating income over the remaining life or holding period of the asset. The Company agrees with this conclusion related to impairments recognized on assets anticipated to be held on a long-term basis, for which the impairment does result in an acceleration of depreciation. However, the impairments recognized by the Company resulted from operating real estate assets that are likely candidates for sale in the near term, but that do not otherwise meet the SFAS 144 criteria to be classified as held for sale. Because these assets are likely candidates for sale, the Company would not expect a corresponding amount of depreciation to be recognized in its financial statements. The Company considers the impairments more akin to recognizing a loss on the sale of the asset on an accelerated basis, which is a different circumstance from the consideration provided in paragraph B54. Accordingly, the Company believes the inclusion in operating income of such impairment losses would not be appropriate.
Real estate development assets include properties in the process of development that are neither generating operating income nor subject to depreciation. As these development properties do not affect operating income, the Company does not include related impairment losses in operating income.
     As requested by the Staff, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have further questions regarding the information provided, please contact Paul Beldin, Senior Vice President and Chief Accounting Officer, at (303) 691-4554 (phone) or (720) 493-6549 (facsimile), or me at (303) 691-4311 (phone) or (303) 300-3276 (facsimile). In addition, in the event of additional correspondence on this matter or correspondence on any future matter from the Staff, please include Mr. Beldin as an addressee.

Sincerely, /s/ David Robertson David Robertson President, Chief Investment Officer and Chief Financial Officer

Cc:	Lisa R. Cohn
Paul Beldin